Exhibit 99.1

Commission File Number 001-31914

ANNOUNCEMENT

FORFEITURE OF UNCLAIMED DIVIDENDS

According to the articles of association of China Life Insurance Company Limited (the “Company”), the Company may exercise the right to forfeit unclaimed dividends after the expiration of the applicable limitations period, subject to the requirements of the relevant laws, rules and regulations of the PRC, as well as the regulations of the jurisdictions in which the shares of the Company are listed. Accordingly, the board of directors of the Company announces that the 2009 final dividend of RMB0.70 (equivalent to HK$0.798691 per share, declared on 7 April 2010 and remaining unclaimed on 7 April 2016, will be forfeited and revert to the Company.

Shareholders of the Company who are entitled to but have not received the above dividend are advised to contact the Company’s H Share Registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible but no later than 4:30 p.m. on 7 April 2016.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 3 February 2016

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade
Independent Non-executive	Anthony Francis Neoh, Chang Tso Tung Stephen,
Directors:	Huang Yiping, Robinson Drake Pike